

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2021

Gianluca Tagliabue
Chief Financial Officer
Ermenegildo Zegna Holditalia S.p.A.
Viale Roma 99/100
13835 Valdilana loc. Trivero
Italy

>   **Re: Ermenegildo Zegna Holditalia S.p.A.**
>   **Amendment No. 2 to Registration Statement on Form F-4**
>   **Filed November 2, 2021**
>   **File No. 333-259139**

Dear Mr. Tagliabue:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form F-4 filed November 2, 2021

Notes to Unaudited Pro Forma Condensed Combined Financial Information
1. Basis of Presentation, page 212

1.   Please revise the disclosures related to the Deal-Contingent Forward to more fully address the following: explain why IIAC entered into the agreement; explain how the agreement will be accounted for; explain the potential risks and consequences of the agreement; and quantify the current impact of the agreement on the pro forma financial statements, including the potential impact of changes in the exchange rate prior to the Close.

4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
Adjustment (M), page 220

2.   We note your response to prior comment 4, including the reconciliations of Adjusted Historical IIAC to Net Assets of IIAC at June 30, 2021; however, it appears to us that Total assets, under both the no redemption and maximum redemption scenarios, should reflect the total assets of IIAC presented in their balance sheet at June 30, 2021.

IIAC Unaudited Financial Statements, page F-2

3.   Please provide updated unaudited interim financial statements for IIAC. Refer to General Instruction C.1(d) of Form F-4.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Dale Welcome at 202-551-3865 or Anne Mcconnell at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Perry Hindin at 202-551-3444 or Jay Ingram at 202-551-3397 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Manufacturing

cc: Scott D Miller